                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K


       REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A - 16 AND 15D - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

FOR QUARTER ENDED JUNE 30, 1999                 COMMISSION FILE NUMBER 001-11145

                        BIOVAIL CORPORATION INTERNATIONAL
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

             2488 DUNWIN DRIVE, MISSISSAUGA, ONTARIO L5L 1J9, CANADA
              (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES AND ZIP CODE)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (416) 285-6000



        INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE
              ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F

                        FORM 20-F _X_     FORM 40-F __


INDICATE BY CHECK MARK WHETHER FOR REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G 3-2 (B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               YES __    NO _X_

                        BIOVAIL CORPORATION INTERNATIONAL
                                QUARTERLY REPORT

                                      INDEX

PART 1.  FINANCIAL INFORMATION

CONSOLIDATED BALANCE SHEETS, JUNE 30, 1999 AND
    DECEMBER 31, 1998 ............................................... 1

CONSOLIDATED STATEMENTS OF INCOME
    FOR THE SIX MONTHS AND THE THREE MONTHS ENDED
    JUNE 30, 1999 AND 1998 .......................................... 2

CONSOLIDATED STATEMENTS OF CASH FLOW
    FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998.................. 3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS .......................... 4

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
    AND RESULTS OF OPERATIONS .......................................10

PART II. OTHER INFORMATION ..........................................16


               (ALL DOLLAR AMOUNTS IN THIS DOCUMENT ARE EXPRESSED
                   IN U.S. DOLLARS UNLESS OTHERWISE STATED.)

                        BIOVAIL CORPORATION INTERNATIONAL
                           CONSOLIDATED BALANCE SHEETS
         (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)


                                                              JUNE 30,              DECEMBER 31,
                                                                1999                    1998
                                                            -----------             ------------
                                                            (UNAUDITED)              (AUDITED)
               ASSETS
CURRENT
  Cash and short-term deposits                            $      86,358            $      78,279
  Accounts receivable                                            36,521                   42,768
  Inventories                                                    15,199                   10,542
  Executive stock purchase plan loans (Note 2)                    3,025                    2,924
  Deposits and prepaid expenses                                   3,264                    3,357
                                                          -------------            -------------
                                                                144,367                  137,870


LONG-TERM INVESTMENTS (Note 3)                                   10,055                   10,055
CAPITAL ASSETS, net                                              25,464                   23,677
OTHER ASSETS, net                                                29,072                   28,317
                                                          -------------            -------------
                                                          $     208,958            $     199,919
                                                          =============            =============

               LIABILITIES
CURRENT
  Accounts payable                                        $       7,300            $      12,244
  Accrued liabilities                                             5,561                    4,129
  Income taxes payable                                            1,293                    1,004
  Customer prepayments                                           16,126                    4,516
  Current portion of long-term debt                                 751                      653
                                                          -------------            -------------
                                                                 31,031                   22,546

LONG-TERM DEBT                                                  125,856                  126,182
                                                          -------------            -------------
                                                                156,887                  148,728
                                                          -------------            -------------

               SHAREHOLDERS' EQUITY
 Share capital (Note 4)                                          21,019                   19,428
 Warrants                                                         8,244                    8,244
 Retained earnings                                               22,059                   24,748
 Cumulative translation adjustment                                  749                   (1,229)
                                                          -------------            -------------
                                                                 52,071                   51,191
                                                          -------------            -------------
                                                          $     208,958            $     199,919
                                                          =============            =============


               The accompanying notes are an integral part of the
                       consolidated financial statements

                        BIOVAIL CORPORATION INTERNATIONAL
                        CONSOLIDATED STATEMENTS OF INCOME
                  (ALL DOLLAR AMOUNTS EXCEPT PER SHARE DATA ARE
                    EXPRESSED IN THOUSANDS OF U.S. DOLLARS)
                                   (UNAUDITED)

                                                         THREE MONTHS ENDED                     SIX MONTHS ENDED
                                                              JUNE 30,                                JUNE 30,
                                                      1999                1998                1999                 1998
                                                      ----                ----                ----                 ----
REVENUE
   Product sales                                 $    24,979         $    17,296         $    37,541          $    28,763
   Research and development                            8,635               4,109              15,352               11,953
   Royalty and licensing                               2,550               3,850              11,502                6,428
                                                 -----------         -----------         -----------          -----------
                                                      36,164              25,255              64,395               47,144
                                                 -----------         -----------         -----------          -----------

EXPENSES
   Cost of goods sold                                  7,848               6,867              12,887               12,009
   Research and development                            6,459               4,103              11,783                8,132
   Selling, general and administrative                 6,359               4,143              12,604                8,454
                                                 -----------         -----------         -----------          -----------
                                                      20,666              15,113              37,274               28,595
                                                 -----------         -----------         -----------          -----------

OPERATING INCOME                                      15,498              10,142              27,121               18,549
INTEREST EXPENSE, net                                 (2,657)                (89)             (5,449)                (157)
                                                 -----------         -----------         -----------          -----------

INCOME BEFORE INCOME TAXES                            12,841              10,053              21,672               18,392
PROVISION FOR INCOME TAXES                               775                 510               1,308                1,001
                                                 -----------         -----------         -----------          -----------
NET INCOME                                       $    12,066         $     9,543         $    20,364          $    17,391
                                                 ===========         ===========         ===========          ===========


EARNINGS PER SHARE (Note 5)                      $      0.49         $      0.36         $      0.83          $      0.65
                                                 ===========         ===========         ===========          ===========

WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING                      24,534,000          26,849,900          24,534,000           26,849,900
                                                 ===========         ===========         ===========          ===========

               The accompanying notes are an integral part of the
                       consolidated financial statements

                       BIOVAIL CORPORATION INTERNATIONAL
                      CONSOLIDATED STATEMENTS OF CASH FLOW
        (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)
                                  (UNAUDITED)


                                                                    SIX MONTHS ENDED
                                                                         JUNE 30,

                                                              1999                     1998
                                                         -------------             ------------
NET INFLOW (OUTFLOW) OF CASH RELATED
   TO THE FOLLOWING ACTIVITIES

OPERATING
   Net income for the period                             $     20,364              $     17,391
   Depreciation and amortization                                3,154                     2,346
                                                         ------------              ------------
                                                               23,518                    19,737
   Change in non-cash operating items                          10,771                     6,966
                                                         ------------              ------------
                                                               34,289                    26,703
                                                         ------------              ------------
INVESTING
   Additions to capital assets, net                            (2,785)                   (2,235)
   Executive stock purchase plan loans (Note 2)                    31                       116
   Acquisition of product rights                               (1,811)                        -
   Acquisition of royalty interest                                  -                   (15,000)
   Increase in other assets                                         -                      (170)
   Long-term investments                                            -                    (7,500)
                                                         ------------              ------------
                                                               (4,565)                  (24,789)
                                                         ------------              ------------
FINANCING
   Acquisition of share capital (Note 4)                      (23,550)                        -
   Issuance of share capital                                    2,088                     3,858
   Reduction in other long-term debt                             (300)                   (7,840)
   Increase in other long-term debt                                 -                    14,706
                                                         ------------              ------------
                                                              (21,762)                   10,724
                                                         ------------              ------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                           117                       (31)
                                                         ------------              ------------
INCREASE IN CASH                                                8,079                    12,607
                                                         ------------              ------------

CASH AND SHORT-TERM   DEPOSITS,
BEGINNING OF PERIOD                                            78,279                     8,275
                                                         ------------              ------------

CASH AND SHORT-TERM DEPOSITS,
END OF PERIOD                                            $     86,358              $     20,882
                                                         ============              ============

               The accompanying notes are an integral part of the
                       consolidated financial statements

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                   (TABULAR AMOUNTS EXCEPT PER SHARE DATA ARE
                    EXPRESSED IN THOUSANDS OF U.S. DOLLARS)
                                   (UNAUDITED)

1.   SIGNIFICANT ACCOUNTING POLICIES

     Biovail Corporation International (the "Company"), was amalgamated effective March 29, 1994, under the laws of the province of Ontario. The Company's accounting and reporting policies conform to generally accepted accounting principles in Canada. There were no material differences between generally accepted accounting principles in Canada and generally accepted accounting principles in the United States in the reporting periods except for those described in Note 8.

     1998 Figures

     Certain of the 1998 figures have been reclassified to conform to the 1999 presentation.

     For a full description of the other accounting policies of the Company, reference is made to the Annual Report on Form 20-F for the year ended December 31, 1998.

     In the opinion of management, all adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for the period presented have been made and all such adjustments are of a normal recurring nature.

2.   EXECUTIVE STOCK PURCHASE PLAN LOANS

     Executive Stock Purchase Plan ("ESPP") loans, of $3,024,532 at June 30, 1999, were made to finance the acquisition of shares of the Company on the open market by executive officers. The loans which are due on December 1, 1999, are secured by shares of the Company owned by the executive officers and bear interest at 1/4% over the bank prime rate, which is equal to the Company's rate for borrowing.

3.   LONG-TERM INVESTMENTS

     In March, 1998, the Company made a $7,543,127 investment in a marketable securities fund. The investment is carried at cost, less provision to recognize any decline in value that is other than temporary. The fair value of the investment at June 30, 1999 was $5,022,902.

     In July, 1998, in connection with the acquisition from Celgene Corporation ("Celgene") of Canadian marketing and distribution rights in respect to immediate release and pulse release formulations of products containing d-methylphenidate hydrochloride, the Company made a $2,500,000 investment in common shares of Celgene, the supplier of the product. The fair value of the investment at June 30, 1999 was $3,507,021.

4.   SHARE CAPITAL

     From January 1, 1999 to June 30, 1999, in accordance with the Company's stock repurchase program, the Company has repurchased an additional 598,700 common shares at a cost of $23,550,257. The excess of the cost of the common shares acquired over the stated capital thereof, totaling $23,053,011 has been charged to retained earnings.

5.   EARNINGS PER SHARE

     Earnings per share, for all interim periods presented have been calculated using the weighted number of shares outstanding during the year. The earnings per share on a fully diluted basis giving effect to the exercise of all options and warrants granted would have been $0.44 and $0.33 for the three months ended June 30, 1999 and 1998 respectively and $0.76 and $0.61 for the six months ended June 30, 1999 and 1998 respectively.

6.   LITIGATION

     From time to time, the Company becomes involved in various legal proceedings which it considers to be in the ordinary course of business. The vast majority of these proceedings involve intellectual property issues that often result in patent infringement suits brought by patent holders upon the Company's filing of its ANDA applications. The timing of these actions is mandated by statute and may result in a delay of FDA's approval for such filed ANDAs until the final resolution of such actions or the expiry of 30 months, whichever occurs earlier. The Company is currently litigating a number of such actions and the Company is vigorously defending these suits by denying infringement of the patents and has or will be asserting counterclaims seeking damages for violation of the anti-trust laws of the U.S. and for tortious interference with the Company's prospective business advantage. While the Company is not currently able to determine the potential liability, if any, related to such matters, the Company believes none of the matters, individually or in aggregate, will have a material adverse effect on its financial position, results of operations or cash flows.

7.   SEGMENTED INFORMATION AND MAJOR CUSTOMERS

     The Company's operations consist of three segments - Product Sales, Research and Development, and Royalty and Licensing. The segments are determined based on several factors including customer base, the nature of the product or service provided, delivery channels and other factors.

     The PRODUCT SALES segment covers sales of production from the Company's Puerto Rico and Steinbach, Manitoba, facilities and sales by the Crystaal Division.

     The RESEARCH AND DEVELOPMENT segment covers all revenues generated by the Company's integrated research and development facilities, and comprises research and development services provided to third parties, including Intelligent Polymers Limited, and product development milestone fees.

     The ROYALTY AND LICENSING segment covers royalty revenues received from licensees in respect of products for which the Company has manufacturing, marketing and/or intellectual property rights and product or technology licensing fees.

     The following table sets forth information regarding segment operating income:

                                                              RESEARCH            ROYALTY
     SIX MONTHS ENDED                        PRODUCT            AND                 AND
     JUNE 30, 1999                            SALES         DEVELOPMENT          LICENSING           TOTAL
     -------------                          ---------        ----------          ----------        ----------
     Revenues from external
          customers                         $  37,541        $   15,352          $   11,502        $   64,395
                                            ---------        ----------          ----------        ----------

     Segment operating
          income                               15,834             2,575              11,277            29,686
     Unallocated amounts
        Selling, general and
          administrative expenses                                                                      (2,565)
        Interest expense, net                                                                          (5,449)
                                                                                                   ----------
     Income before income taxes                                                                    $   21,672
                                                                                                   ==========

                                                              RESEARCH            ROYALTY
     SIX MONTHS ENDED                        PRODUCT            AND                 AND
     JUNE 30, 1998                            SALES         DEVELOPMENT          LICENSING           TOTAL
     -------------                          ----------      -----------          ---------         ----------
     Revenues from external
          customers                         $   28,763       $   11,953          $   6,428         $   47,144
                                            ----------       ----------          ---------         ----------
     Segment operating
          income                                10,837            2,957              6,294             20,088
     Unallocated amounts
        Selling, general and
          administrative expenses                                                                      (1,539)
        Interest expense, net                                                                            (157)
                                                                                                   ----------
     Income before income taxes                                                                    $   18,392
                                                                                                   ==========

8.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada ("Cdn. GAAP") which differ in certain respects from those applicable in the United States ("U.S. GAAP"). The material differences as they apply to the Company's financial statements are as follows:

a)   Reconciliation of net income under Cdn. and U.S. GAAP

                                                                          SIX MONTHS ENDED JUNE 30
                                                                       ------------------------------
                                                                          1999                1998
                                                                      -----------         -----------
     Net income under Cdn. GAAP...........................            $    20,364         $    17,391
     U.S  GAAP adjustments:
     Reversal of previously expensed product
               launch advertising costs (i)...............                    238                   -
     Collection of warrant subscription
               receivable (ii)............................                 (1,397)               (537)
     Compensation cost for employee stock
               options (iii)..............................                   (900)             (1,888)
                                                                      -----------         -----------
     Net income according to U.S. GAAP                                $    18,305         $    14,966
                                                                      ===========         ===========

     Earnings per share under U.S. GAAP
          Basic...........................................            $      0.75         $      0.56
          Fully diluted...................................            $      0.69         $      0.55
     Weighted average number of common shares
          outstanding under U.S. GAAP (000's)
          Basic...........................................                 24,534              26,850
          Fully diluted...................................                 26,340              27,189


(i) For the purposes of reporting under U.S. GAAP, companies are required to write off certain product launch and advertising costs incurred during the year. This adjustment represents the portion of product launch and advertising costs currently expensed under Cdn. GAAP which have been previously written off under U.S. GAAP.

(ii)    See Note 8 (c)

(iii) For the purposes of reporting under U.S. GAAP, the Company accounts for compensation expense for certain employee stock option plans under the provisions of Accounting Principles Board Opinion 25. No such expense is required to be determined under Cdn. GAAP.

b)   Comprehensive income

     Under U.S. GAAP, the following additional disclosure would be provided pursuant to the requirements of SFAS No. 130 "Reporting Comprehensive Income" which establishes standards for the reporting of comprehensive income and its components:

                                                                                   SIX MONTHS ENDED
                                                                                        JUNE 30
                                                                              ----------------------------
     Statement of comprehensive income                                           1999               1998
                                                                              ---------          ---------
     Net income according to U.S. GAAP.............................           $  18,305          $  14,966
                                                                              ---------          ---------
     Other comprehensive income (loss), net of tax
        Foreign currency translation  adjustment...................               1,978                173
        Unrealized holding (loss) gain on long-term
            investments............................................                (636)                43
                                                                              ---------          ---------
     Other comprehensive loss......................................               1,342                216
                                                                              ---------          ---------
     Comprehensive income under U.S. GAAP..........................           $  19,647          $  15,182
                                                                              =========          =========


     Accumulated other
         Comprehensive
         income (loss)
         balances                                JUNE 30, 1999                                    JUNE 30, 1998
                                  ------------------------------------------      ------------------------------------------
                                    FOREIGN        UNREALIZED                       FOREIGN        UNREALIZED
                                    CURRENCY       LOSSES ON                        CURRENCY       LOSSES ON
                                  TRANSLATION     INVESTMENTS         TOTAL        TRANSLATION     INVESTMENTS        TOTAL
                                  -----------     -----------      ----------      -----------     -----------     ----------
     Balance, beginning
         of year                   $  (1,229)       $    (877)     $  (2,106)       $    (960)       $     -       $    (960)
     Current year change               1,978             (636)         1,342              173        $    43             216
                                   ---------        ---------      ---------        ---------        -------       ---------
     Balance, end of year          $     749        $  (1,513)     $    (764)       $    (787)       $    43       $    (744)
                                   =========        =========      =========        =========        =======       =========


c)   The components of shareholders' equity under U.S. GAAP are as follows:

                                                                     JUNE 30,              DECEMBER 31,
                                                                       1999                    1998
                                                                    ----------            ------------
     Share capital........................................          $   21,019             $   19,428
     Warrants.............................................               8,244                  8,244
     Warrants subscription receivable.....................              (4,918)                (6,315)
     Retained earnings....................................              21,363                 26,111
     Other comprehensive loss ............................                (764)                (2,106)
                                                                    ----------             ----------
                                                                    $   44,944             $   45,362
                                                                    ==========             ==========


     Under U.S. GAAP, the Company would record in paid-up capital an amount equal to the proceeds attributable to Warrants as determined at the time of their issuance along with an offsetting contra equity account, "Warrant subscription receivable". Under Cdn. GAAP, the offsetting amount has been recorded as a reduction in retained earnings.

9.   SUBSEQUENT EVENT

     The Company entered into a definitive Merger Agreement (the "Merger Agreement") dated as of July 25, 1999 with Fuisz Technologies Ltd. ("Fuisz"). Pursuant to the terms of the Merger Agreement, the Company and Fuisz have agreed to enter into a two-stage transaction consisting of cash of approximately $75.6 million and stock of approximately $78.6 million that values Fuisz's shares at $7.00 per share, or approximately $154.2 million, based on the closing sale price of the shares of Biovail on July 23, 1999.

     The Board of Directors of the Company and Fuisz have approved the transaction. The consummation of the merger is subject to certain customary conditions, including approval by the shareholders of Fuisz, compliance with the Hart-Scott Rodino Antitrust Improvements Act, and certain other regulatory filings and approvals. The transaction is expected to close in the fourth quarter of 1999 and will be accounted for by the Company using the purchase method of accounting in accordance with the Canadian and U.S. GAAP.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS
               (ALL DOLLAR AMOUNTS ARE EXPRESSED IN U.S. DOLLARS)


OVERVIEW

Biovail Corporation International ("Biovail" or the "Company") derives its revenues from (i) developing and licensing oral controlled release products using its proprietary drug delivery technologies; (ii) manufacturing such products for sale to licensees and wholesalers; and (iii) providing pharmaceutical contract research services to third parties.

RESULTS OF OPERATIONS

Comparison of six months ended June 30, 1999 and June 30, 1998

Revenue for the first six months of 1999 was $64.4 million compared to $47.1 million in the comparable period in 1998. The increase was primarily due to an increase in product sales and royalty and licensing revenues. Net income increased 17.1% to $20.4 million or $0.83 per share in the first six months of 1999 from $17.4 million or $0.65 per share in the comparable period in 1998. Earnings per share have been calculated using the weighted average number of common shares outstanding during the period.

REVENUE

Product sales were $37.5 million for the first six months of 1999 as compared to $28.8 million in the comparable period in 1998. In 1999 revenues were generated primarily on sales of Tiazac(R) to Forest Laboratories ("Forest") for the U.S. market, Canadian market sales of Tiazac(R) by the Company's Crystaal Division ("Crystaal") and the product launch shipments of the Company's generic version of Verelan and Crystaal's launch of Brexidol, Retavase and Celexa.

Research and development revenue was $15.4 million in the first six months of 1999, as compared to $12.0 million in the comparable period in 1998. The increase was primarily due to a record level of contract development activity for third parties at the Company's Contract Research Division and research and development work relating to the development of branded products on behalf of Intelligent Polymers Limited ("IPL").

Net royalty and licensing revenue was $11.5 million in the first six months of 1999, as compared to $6.4 million in the comparable period in 1998. The increase is primarily a result of increased royalty revenues from sales of Tiazac(R) in the U.S. market and product licensing fees received in the first quarter of 1999 related to the Company's agreement with Mylan with respect to Verelan.

COST OF GOODS SOLD AND GROSS MARGINS

The cost of goods sold as a percentage of product sales decreased to 34% in the first six months of 1999 as compared to 42% in the comparable period in 1998.

Gross margins in 1999 on product sales for the first six months were 66% as compared to 58% for the first six months of 1998. The Company's gross margins are impacted by product sales price, product mix, manufacturing volumes and manufacturing costs. The increase in gross margins was due to the impact of higher margins on new products and a higher level of Tiazac(R) trade product shipments.

RESEARCH AND DEVELOPMENT

Research and development expenses were $11.8 million for the first six months of 1999 as compared to $8.1 million in the comparable period in 1998. The increased spending reflected the increased level of research and development activity on branded generic products being developed on behalf of IPL, work related to the development of ANDA products and other activities for third party customers.

SELLING, GENERAL AND ADMINISTRATIVE

Selling general and administrative expenses were $12.6 million in the first six months of 1999 compared to $8.5 million in the comparable period in 1998. The increase was primarily a result of increased sales and marketing expenses related to the launch of Brexidol, Retavase and Celexa by Crystaal in Canada and a higher level of corporate activities.

OPERATING INCOME

Operating income increased to $27.1 million for the first six months of 1999 compared to $18.5 million for the comparable period in 1998. Segment operating income for the first six months of 1999, before unallocated selling, general and administrative expenses, was $29.7 million compared to $20.1 million in 1998. Of the 1999 total, product sales accounted for $15.8 million compared to $10.8 million in the previous year. This income relates primarily to the increased Tiazac(R) sales and the impact of new product launches for the Canadian market. The research and development segment accounted for $2.6 million in 1999 compared to $3.0 million in 1998, which included contribution to margins in respect of milestones attained under the Teva development agreement. Royalty and licensing activities generated segment operating income of $11.3 million in 1999, compared with $6.3 million in 1998. This increase primarily relates to higher Tiazac(R) Royalties and the licensing agreement with Mylan with respect to Verelan.

INTEREST

Net interest expense was $5.4 million in the first six months of 1999 compared to $157,000 in 1998. The increase was primarily due to the interest expense associated with the $125 million U.S. Dollar Senior Notes bearing interest at 10 7/8%, which the Company issued in November, 1998.

INCOME TAXES

Income taxes in the first six months of 1999 were $1.3 million compared to $1.0 million in 1998. The Company's tax provision is reflective of the geographic sources of income at the appropriate rates within each tax jurisdiction. The benefit of tax losses in the Canadian entity has not been recognized for accounting purposes.

NET INCOME

Net income increased by 17.1% to $20.4 million for the first six months of 1999 as compared to $17.4 million in the comparable period in 1998.

EBITDA

For the reasons set forth above EBITDA, which is defined as earnings before interest, taxes, depreciation and amortization, increased by $9.4 million or 45% to $30.3 million for the first six months of 1999 from $20.9 million in the comparable period in 1998. The ratio of total debt at June 30, 1999 to EBITDA for the six months ended as of June 30, 1999 was 5.2:1 compared to 7.1:1 in 1998.

LIQUIDITY AND CAPITAL RESOURCES

The Company had cash and short-term deposits of $86.4 million at June 30, 1999, as compared to $78.3 million at December 31, 1998. At June 30, 1999, working capital was $113.3 million compared to $115.3 million at December 31, 1998, which represented a working capital ratio of 4.7: 1 as compared to 6.1: 1, respectively.

Cash flow from operating activities (after adding back non-cash charges) was $34.3 million for the first six months of 1999 as compared to $26.7 million in the comparable period in 1998. Cash requirements for non-cash operating items decreased for the first six months of 1999 and were primarily attributable to a decrease in accounts receivable and an increase in customer prepayments.

Investing activities in the first six months of 1999 totaled $4.6 million and related primarily to capital asset additions of $2.8 million and the acquisition of product rights, primarily by Crystaal, totaling $1.8 million. In the comparable period in 1998, investing activities totaled $24.8 million of which the majority related to the acquisition of the royalty interest from Galephar of $15 million, long-term investments of $7.5 million and additions to capital assets of $2.2 million.

Net cash used in financing activities was $21.8 million for the first six months of 1999 as compared to net cash generated of $10.7 million in the comparable period in 1998. The cash utilization for the first six months of 1999 reflects the repurchase of common shares in the amount of $23.6 million the repayment of long-term debt of $300,000, offset in part by the issuance of share capital primarily on the exercise of stock options of $2.1 million. In the comparable period in 1998, cash generated was a result of a net increase of $6.9 million in long-term debt and $3.9 million from the issuance of shares on the exercise of stock options.


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


Exchange rate changes in foreign cash balances resulted in an increase in cash of $117,000 in the first six months of 1999 as compared to a reduction of cash of $31,000 in the comparable period in 1998.

As a result of the foregoing, we had positive cash flow of $8.1 million for the six months of 1999 compared to $12.6 million in 1998.

Total long-term debt (including current portions thereof) was $126.6 million as at June 30, 1999 compared to $126.8 million at December 31, 1998 resulting in a debt to equity ratio of 3.0:1 and 2.9:1, respectively. Long-term debt is comprised of $125 million U.S. Senior Notes and the balance of a non-interest bearing government loan.

We believe we have adequate capital and sources of financing to support our existing ongoing operational requirements. As discussed below, the Company has entered into a merger agreement with Fuisz Technologies Ltd. ("Fuisz") which if completed, could increase our cash requirements. We intend to finance these cash requirements through a combination of cash provided by existing operations, new banking facilities, or by means of capital financing. Furthermore, we believe we will be able to obtain long-term capital, if necessary, to support our continued growth objectives. There can be no assurance, however, that these financial resources will be available on acceptable terms and will be sufficient to sustain our longer-term growth objectives.

We and our subsidiaries generate revenue and expenses primarily in U.S. and Canadian dollars. In the first six months of 1999, revenue was generated in the following proportions: 89% in U.S. dollars, 11% in Canadian dollars. In addition, expenses were incurred in the following proportions: 68% in U.S. dollars, and 32% in Canadian dollars. We do not believe that our exposure to foreign currency exchange risk is significant because of the relatively minor, and diminishing, proportion of Canadian dollar to U.S. dollar denominated transactions. We have not historically utilized foreign currency hedging instruments.

Inflation has not had a material impact on the Company's operations.

ACQUISITION

We have entered into a definitive Merger Agreement (the "Merger Agreement") dated as of July 25, 1999 with Fuisz. Pursuant to the terms of the Merger Agreement, the Company and Fuisz have agreed to enter into a two-stage cash and stock transaction that values Fuisz's shares at approximately $154 million, based on the closing sale price of the shares of Biovail on July 23, 1999. The details of the purchase are described below:

On July 25, 1999, Biovail, Fuisz and ABCI Acquisition Sub. Corporation (the "Purchaser"), a Delaware corporation and an indirect wholly-owned subsidiary of Biovail, entered into the Merger Agreement pursuant to which Biovail agreed to cause the Purchaser to promptly commence an offer (the "Offer") to purchase up to 6,585,225 of the outstanding shares of common stock of Fuisz at a purchase price of U.S. $7.00 per share, net to the seller in cash. According to information provided by Fuisz to the Purchaser, there were 22,030,723 shares of


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


common stock of Fuisz outstanding as of July 25, 1999. The Purchaser and its affiliates beneficially own 4,209,829 of such shares. Accordingly, if the Purchaser purchases 6,585,225 shares of Fuisz pursuant to the Offer, Biovail and its affiliates will own, beneficially, approximately 49% of the outstanding shares of Fuisz.

The Merger Agreement further provides, among other things, that, after the purchase of the shares of Fuisz pursuant to the Offer and subject to the satisfaction or waiver of certain conditions as set forth in the Merger Agreement, including the receipt of Fuisz shareholder approval, the Purchaser will be merged with and into Fuisz (the "Merger"), with Fuisz surviving the Merger as a wholly-owned subsidiary of Biovail.

Pursuant to the terms of the Merger, each issued and outstanding share of Fuisz immediately prior to the effective time of the Merger (other than shares held by Biovail, the Purchaser or any direct or indirect wholly-owned subsidiary of Biovail) will be converted into the right to receive a fraction of a common share of Biovail based on an exchange ratio determined as follows:

     (i) if the Average Trading Price (as hereinafter defined) of a common share of Biovail is less than $45.00, the exchange ratio shall be 0.1556;

     (ii) if the Average Trading Price of a share of Biovail is greater than or equal to $45.00, but less than or equal to $58.625, the exchange ratio shall equal a fraction (rounded to the nearest ten thousandth) determined by dividing $7 by the Average Trading Price of a share of Biovail;

    (iii) if the Average Trading Price of a share of Biovail is greater than $58.625 but less than or equal to $62.810, the exchange ratio shall equal 0.1194; and

     (iv) if the Average Trading Price is greater than $62.810, the exchange ratio shall equal a fraction (rounded to the nearest ten-thousandth) determined by dividing $7.50 by the Average Trading Price of a share of Biovail.

For purposes of the Merger Agreement, Average Trading Price is defined as a number equal to the average of the daily closing prices per common share of Biovail on the New York Stock Exchange (the "NYSE") Composite Transactions Reporting System, as reported in The Wall Street Journal for the fifteen trading days ending on the date immediately prior to the second full NYSE trading day immediately preceding the closing day.

Upon the successful completion of the acquisition, we may need additional funds to finance the operating activities of Fuisz and to pay certain liabilities of Fuisz consisting of the $75 million Convertible Subordinated Debentures, which may become payable.

The acquisition will be accounted for by the Company using the purchase method of accounting in accordance with Canadian and U.S. GAAP.


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


YEAR 2000 COMPLIANCE

We continue to work actively on our Year 2000 program. At the end of July, 1999 most of our key systems and technologies were Year 2000 ready with the remainder scheduled to be ready in all material respects by the end of the third quarter of 1999, which is prior to any anticipated impact on our operating systems. The total cost of the Year 2000 project is estimated at $500,000 which is being funded through operating cash flow. To date, we have incurred approximately $450,000, related to the assessment of and preliminary efforts on our Year 2000 project and the development of a contingency plan. Approximately 50% of all cost associated with the Year 2000 project have been capitalized and will be amortized in accordance with company policy. The balance will be expensed as incurred.

We utilize enterprise resource planning systems in the operation of our core business functions. In conjunction with third party consultants, substantial efforts have been made to test all components of the enterprise resource planning system for Year 2000 compliance. The evaluation of test results and any required remediation will be completed by the end of the third quarter of 1999.

We have identified and contacted key suppliers, partners and collaborators to determine their stage of readiness for the Year 2000. Despite our best efforts, risks of third party compliance are not directly within the Company's control and are difficult to assess.

To avoid manufacturing operations disruptions and product quality issues through failures of equipment or environmental systems, we have an inventory of all the equipment and software applications that we use in our operations that could be impacted in a material way by the Year 2000 issue. Any equipment identified as being susceptible to the Year 2000 problem will be retired from operations.

The scope of our contingency plan in the event of Year 2000 difficulties includes environmental systems, computer systems, manufacturing equipment and the supply of goods and services. The contingency plan for each location within the Company will be completed by the end of the third quarter of 1999.

We believe that we are taking the necessary steps to resolve the Year 2000 issues and are pleased with our programs and progress to date. Due to the general uncertainty inherent in the Year 2000 conversion, particularly related to the readiness of other parties, it is not possible to determine with certainty at this time whether the Year 2000 calendar change will have a material impact on the Company.

FORWARD - LOOKING STATEMENTS

To the extent any statements made in this report contains information that is not historical, these statements are essentially forward - looking. As such, they are subject to risks and uncertainties, including the difficulty of predicting FDA and TPP approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission and Canadian securities authorities.



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



                        BIOVAIL CORPORATION INTERNATIONAL
                           PART II - OTHER INFORMATION


1.   OPERATIONAL INFORMATION

     The press releases issued by the Company subsequent to the filing of SEC form 6-K on May 27, 1999 are attached as the following exhibits:

     a) On June 30, 1999, the Company announced it had received tentative approval for its generic versions of Adalat CC.
     b) On July 2, 1999, the Company announced it had acquired from Spectral Diagnostics Inc. the exclusive rights to market Spectral's Cardiac STATus(TM) in Canada.
     c) On July 26, 1999, the Company and Fuisz Technologies Ltd. announced that they had entered into a definitive merger agreement for Biovail to acquire Fuisz in a cash and stock transaction.
     d) On July 28, 1999, the Company announced record 1999 second quarter and year-to-date financial results.

2.   LEGAL PROCEEDINGS

     For detailed information concerning legal proceedings, reference is made to
     Note 16 in the financial statement contained as part hereof and to the Annual Report on Form-20F for the year ended December 31, 1998.

3. The material issued by the Company to shareholders are attached as the following exhibits:

     e)   The 1999 First Quarter Report to shareholders.

     f)   The 1999 Second Quarter Report to shareholders.

4. Reporting issued to Canadian Security Administrators and Stock Exchanges are attached as the following exhibits:

     g)   Form 27 - Material Change Report.



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


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            Biovail Corporation International





August 27, 1999                             By  /s/John R. Miszuk
                                                -----------------
                                                   John R. Miszuk
                                            Vice President, Controller


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